SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Great Wolf Resorts, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

391523107

(CUSIP Number)

Philip M. Garthe HG Vora Capital Management, LLC 870 Seventh Avenue, Second Floor New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Edward S. Horton Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1265

March 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 391523107

(1)	NAME OF REPORTING PERSON: HG Vora Special Opportunities Master Fund, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 4,000,000
	(8)	SHARED VOTING POWER: 4,000,000
	(9)	SOLE DISPOSITIVE POWER: 4,000,000
	(10)	SHARED DISPOSITIVE POWER: 4,000,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,000,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.97%
(14)	TYPE OF REPORTING PERSON: OO (Cayman Islands exempted company)

CUSIP NO.: 391523107

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 4,000,000
	(8)	SHARED VOTING POWER: 4,000,000
	(9)	SOLE DISPOSITIVE POWER: 4,000,000
	(10)	SHARED DISPOSITIVE POWER: 4,000,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,000,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.97%
(14)	TYPE OF REPORTING PERSON: PN

CUSIP NO.: 391523107

(1)	NAME OF REPORTING PERSON: Parag Vora
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 4,000,000
	(8)	SHARED VOTING POWER: 4,000,000
	(9)	SOLE DISPOSITIVE POWER: 4,000,000
	(10)	SHARED DISPOSITIVE POWER: 4,000,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,000,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.97%
(14)	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Great Wolf Resorts, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 525 Junction Road, Suite 6000, South Madison, WI 53717.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Fund”), with respect to the shares of Common Stock directly owned by it; (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

All voting and dispositive decisions for the Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund has acquired beneficial ownership of an aggregate of 4,000,000 shares of Common Stock for $13,336,835 (inclusive of commissions) using either working capital from the Fund or the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, in accordance with all applicable laws, rules and regulations, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The Reporting Persons reserve the right to acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions and in accordance with all applicable laws, rules and regulations. Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Fund – 4,000,000 shares of Common Stock, which represents 11.97% of the Issuer’s outstanding Common Stock.

2.	Manager – 4,000,000 shares of Common Stock, which represents 11.97% of the Issuer’s outstanding Common Stock.

3.	Parag Vora – 4,000,000 shares of Common Stock, which represents 11.97% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 33,429,289 outstanding shares of Common Stock as reported in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 13, 2012.

(c). In the 60 days prior to this filing, the following describes the Reporting Persons’ purchase and sale activity in shares of Common Stock in the open market:

HG Vora Special Opportunities Master Fund, LTD

Trailing 60-Day WOLF Trading History

Trade Date	Shares Purchased /(Sold)	Avg. Price of Shares Purchased or Sold
1/17/12	1,150	$3.0530
1/18/12	891	$3.1100
1/19/12	(2,941)	$3.1814
1/23/12	(6,600)	$3.2870
1/24/12	1,800	$3.2444
1/25/12	(5,200)	$3.2200
1/26/12	6,792	$3.3578
1/26/12	(6,792)	$3.3500
1/27/12	9,700	$3.2783
1/30/12	(700)	$3.3300
1/31/12	91,000	$3.2447
2/1/12	22,700	$3.1581
2/2/12	13,254	$3.2883
2/2/12	(2,500)	$3.3132
2/2/12	(9,654)	$3.2875
2/3/12	226,200	$3.3500
2/10/12	(18,300)	$3.4013
2/13/12	(900)	$3.5489
2/14/12	1,200	$3.4833
2/15/12	(2,000)	$3.5400
2/16/12	200	$3.4950
2/17/12	(200)	$3.5800
2/21/12	100	$3.6800
2/21/12	(5,100)	$3.6510
2/22/12	5,000	$3.8326
2/22/12	(30,000)	$3.8655
2/23/12	19,000	$3.8511
2/24/12	2,092	$4.1700
2/24/12	(21,092)	$4.3148
2/27/12	40,000	$4.0784
2/27/12	(1,000)	$4.4500
2/28/12	21,000	$3.9463
2/29/12	1,286	$4.0111
3/5/12	(11,286)	$4.3112
3/8/12	20,000	$4.1772
3/9/12	11,000	$4.1677
3/12/12	(500)	$4.2000
3/13/12	70,500	$5.1709
3/13/12	(11,000)	$5.2155
3/14/12	660,000	$5.4000

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

(1) Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2012

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/
Name:
Title:

HG VORA SPECIAL OPPORTUNITIES FUND LP

By:	/s/
Name:
Title:

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/
Name:
Title:

/s/ Parag Vora
Parag Vora

Exhibit 1

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Morgans Hotel Group Co., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/
Name:
Title:

HG VORA SPECIAL OPPORTUNITIES FUND LP

By:	/s/
Name:
Title:

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/
Name:
Title:

/s/ Parag Vora
Parag Vora